UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks 900 Third Avenue, 33rd Floor New York, NY 10022 Telephone: (212) 909-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP 1200 19th Street, N.W. Suite 300 Washington, D.C. 20036 Attention: James J. Maiwurm Telephone: (202) 626-6669

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211E104

1	NAMES OF REPORTING PERSONS: Joel R. Jacks I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	00211E104

1	NAMES OF REPORTING PERSONS: Peter M. Schulte I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	00211E104

1	NAMES OF REPORTING PERSONS: Wesley Gaus I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	00211E104

1	NAMES OF REPORTING PERSONS: Daniel Colon, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2007 and amended on January 31, 2007, June 29, 2007 (by two filings), October 17, 2007, May 23, 2008, March 19, 2009, July 1, 2011 and February 22, 2012 (as so amended, the “Schedule 13D”). This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 13D.

Joel R. Jacks, Peter Schulte, Wesley Gaus and Daniel Colon, Jr. file as a “group,” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, due to their affiliation with CM Equity, as further described in the original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by supplementing it with the following:

On March 30, 2012, Merger Sub announced the acceptance for payment of all shares validly tendered and not withdrawn in the Offer for a price of $3.20 per share, net to the seller in cash, without interest and subject to any required withholding taxes. Pursuant to the terms and conditions of the Offer, (1) in accordance with the Stockholders’ Agreement, among Jacks, Parent and Merger Sub, Jacks tendered 1,394,528 shares of Common Stock held by him, (2) in accordance with the Stockholders’ Agreement, among Schulte, Parent and Merger Sub, Schulte tendered 1,298,154 shares of Common Stock held by him, (3) Gaus tendered 229,994 shares of Common Stock held by him and (4) Colon tendered 12,765 shares of Common Stock held by him. All shares so tendered were accepted for payment and purchased by Merger Sub in the Offer. As a result of the purchase of the Shares held by the Reporting Persons in the Offer, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) As a result of the Offer and subsequent tender of all shares of Common Stock held by the Reporting Persons, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.

(b) As a result of the Offer and subsequent tender of all shares of Common Stock held by the Reporting Persons, the Reporting Persons do not have any voting or dispositive power with respect to any shares of Common Stock.

(c) Other than the transactions described in this Amendment No. 9, during the period between the filing of Amendment No. 8 on February 22, 2012 and the date hereof, there were no transactions effected in the Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(e) The Reporting Persons ceased to be the beneficial owners of five percent or more of the Common Stock on March 30, 2012.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638) and incorporated herein by reference)

Exhibit 99.3	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.5.	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6.	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.7.	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8.	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9.	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10	Agreement and Plan of Merger, dated as of February 21, 2012, among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference from Exhibit 2.1 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.11	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.2 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.12	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.3 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012

JOEL R. JACKS

By:	/s/ Joel R. Jacks
Name:	Joel R. Jacks

PETER M. SCHULTE

By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

WESLEY GAUS

By:	/s/ Wesley Gaus
Name:	Wesley Gaus

DANIEL COLON, JR.

By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638) and incorporated herein by reference)

Exhibit 99.3	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.5.	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6.	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.7.	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8.	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9.	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10	Agreement and Plan of Merger, dated as of February 21, 2012, among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference from Exhibit 2.1 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.11	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.2 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.12	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.3 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)